

October 20, 2022

William Lebovics
Chief Financial Officer
Reliance Global Group, Inc.
300 Blvd. of the Americas, Suite 105
Lakewood, New Jersey 08701

      Re: Reliance Global Group, Inc.
         Form 10-K for Fiscal Year Ended December 31, 2021
         Form 10-Q for Fiscal Quarter Ended June 30, 2022
         Response Dated October 7, 2022
         File No. 001-40020

Dear William Lebovics:

      We have reviewed your October 7, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 15, 2022 letter.

Form 10-K for Fiscal Year Ended December 31, 2021

Note 4. Investment in NSURE, Inc., page F-20

1.   Please refer to comment 1. Please tell us the key terms (e.g. date the agreement was signed, purchase price, etc.) related to the Stock Purchase Agreement entered into with NSURE, Inc. ("NSURE") and how you accounted for your investment in NSURE subsequent to the date of the Stock Purchase Agreement. Specifically, tell us the accounting guidance you considered and if you recognized a gain.

Note 13. Commitments and Contingencies, page F-29

2.   Please refer to comment 3. Please tell us the accounting guidance you relied upon in recording the $2.1 million of transaction costs as an expense in the quarter ended March

31, 2022 rather than as a reduction of equity (i.e. additional paid-in capital).

Form 10-Q for Fiscal Quarter Ended June 30, 2022
Note 7. Earnings (Loss) Per Share, page 18

3.   Please refer to comment 5. Please provide us your calculation of the dilutive effect of the Series B convertible preferred stock, the Series B warrants and the stock awards for the three and six months ended June 30, 2022 and explain why you believe the effect of the Series B convertible preferred stock is more dilutive then the Series B warrants.

4.   Please refer to comment 6. Noting your disclosure of the number of common shares outstanding in the Condensed Consolidated Statements of Stockholders' Equity (Deficit), please provide us your detailed calculation of the weighted average common shares outstanding of 15,638,236 and 13,071,072 included in the denominator of your basic EPS for the three-months and six-months ended June 30, 2022, respectively.

 You may contact John Spitz at (202) 551-3484 or Michael Volley at (202) 551-3437 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Finance